SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHINA RECYCLING ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913101

(CUSIP Number)

Guangyu Wu

China Recycling Energy Corporation

429 Guangdong Road

Shanghai 200001

People’s Republic of China

Tel: (86-21) 6336-8686

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 19 Pages

CUSIP No. 168913101-

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlyle Asia Growth Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 7,785,415
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 7,785,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,785,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	The percentage of class specified is based upon 36,425,094 shares of Common Stock issued and outstanding as of April 29, 2008, as reported directly by the Company to the Reporting Persons.

SCHEDULE 13D	Page 3 of 19 Pages

CUSIP No. 168913101-

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CAGP III Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 346,331
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 346,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	The percentage of class specified is based upon 36,425,094 shares of Common Stock issued and outstanding as of April 29, 2008, as reported directly by the Company to the Reporting Persons.

SCHEDULE 13D	Page 4 of 19 Pages

CUSIP No. 168913101-

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CAGP General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 8,131,746
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 8,131,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,131,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	The percentage of class specified is based upon 36,425,094 shares of Common Stock issued and outstanding as of April 29, 2008, as reported directly by the Company to the Reporting Persons.

SCHEDULE 13D	Page 5 of 19 Pages

CUSIP No. 168913101-

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CAGP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 8,131,746
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 8,131,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,131,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

(1)	The percentage of class specified is based upon 36,425,094 shares of Common Stock issued and outstanding as of April 29, 2008, as reported directly by the Company to the Reporting Persons.

SCHEDULE 13D	Page 6 of 19 Pages

CUSIP No. 168913101-

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TC Group Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 8,131,746
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 8,131,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,131,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	The percentage of class specified is based upon 36,425,094 shares of Common Stock issued and outstanding as of April 29, 2008, as reported directly by the Company to the Reporting Persons.

SCHEDULE 13D	Page 7 of 19 Pages

CUSIP No. 168913101-

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TCG Holdings Cayman, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 8,131,746
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 8,131,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,131,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	The percentage of class specified is based upon 36,425,094 shares of Common Stock issued and outstanding as of April 29, 2008, as reported directly by the Company to the Reporting Persons.

SCHEDULE 13D	Page 8 of 19 Pages

CUSIP No. 168913101-

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlyle Offshore Partners II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 8,131,746
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 8,131,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,131,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

(1)	The percentage of class specified is based upon 36,425,094 shares of Common Stock issued and outstanding as of April 29, 2008, as reported directly by the Company to the Reporting Persons.

SCHEDULE 13D	Page 9 of 19 Pages

CUSIP No. 168913101-

This Amendment No. 1, filed jointly by the following (collectively, the “Reporting Persons”): (i) Carlyle Asia Growth Partners III, L.P., a Cayman Islands exempt limited partnership (“Asia Growth”), (ii) CAGP III Co-Investment, L.P., a Cayman Islands exempt limited partnership (“Co-Investment”), (iii) CAGP General Partner, L.P., a Cayman Islands exempt limited partnership, (iv) CAGP Ltd., a Cayman Islands exempt company, (v) TC Group Cayman, L.P., a Cayman Islands exempt limited partnership (vi) TCG Holdings Cayman, L.P., a Cayman Islands exempt limited partnership, and (vii) Carlyle Offshore Partners II, Ltd. a Cayman Islands exempt company, supplements and amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Commission on November 26, 2007, in respect of shares of common stock, par value $0.001 per share (the “Common Stock”), of China Recycling Energy Corporation (the “Company”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The securities being reported in this Statement were acquired by the Reporting Persons pursuant to a Stock and Notes Purchase Agreement (“Purchase Agreement”), dated November 16, 2007, by and among the Company and its wholly-owned direct and indirect subsidiaries, on the one hand, and Asia Growth and Co-Investment (Asia Growth and Co-Investment together referred to as the “Investors”), on the other, as amended pursuant to an Amendment to the Stock and Notes Purchase Agreement (the “Amendment”), dated April 29, 2008, by and among the Investors and the Company.

Under the terms of the Purchase Agreement, on November 16, 2007 (the “First Closing”) the Company sold to the Investors a 10% Secured Convertible Promissory Note in the principal amount of $5,000,000 (the “First Note”). The First Note bears interest at 10% per annum and matures on November 16, 2009. The principal face amount of the First Note, together with any interest thereon, convert, at the election of the Investors at any time on or prior to maturity, into shares of Common Stock at an initial conversion price of $1.23 per share (subject to anti-dilution adjustments). Assuming that the conversion price is not adjusted, the number of shares of Common Stock issuable to the Investors upon conversion of the First Note, without giving effect to interest thereon, shall be 4,065,040, with cash payment to the Investors in lieu of any fractional shares. Any shares issuable upon the conversion of the First Note shall be allocated among the Investors in accordance with their allocable interest as set forth in the First Note and as further described below.

Prior to the Amendment, in addition to the transactions consummated in the First Closing, the original Purchase Agreement also provided for two subsequent transactions to be effected by the Company and the Investors, which subsequent

SCHEDULE 13D	Page 10 of 19 Pages

CUSIP No. 168913101-

transactions were contingent upon the satisfaction or waiver of certain closing conditions set forth in the Purchase Agreement and were to take place in two separate tranches, the first of which being referred to as the “Second Closing,” followed by a “Third Closing.” Subject to the satisfaction or waiver of certain closing conditions, on the Second Closing, the Company would issue and the Investors would subscribe for a total of 4,066,706 shares of Common Stock, at the price of $1.23 per share for an aggregate purchase price of $5,002,048, and on the Third Closing, the Company would issue and sell and the Investors would buy a 5% Secured Convertible Promissory Note in the principal amount of $15,000,000 (the “Second Note”).

On April 29, 2008 the Company and the Investors executed the Amendment in order to restructure the subsequent transactions contemplated under the Purchase Agreement by eliminating the concept of the Third Closing and supplementing the transactions that would be effected under the Second Closing, which Second Closing took place simultaneously with the execution and delivery of the Amendment. The Amendment restructured the obligation of the Company to issue and sell, and the Investors to purchase the Second Note at the Third Closing in favor of providing for the issuance and sale of a 5% secured convertible promissory note in the principal amount of $5,000,000 (the “Amended Second Note”) at the Second Closing, and the Company’s grant to the Investors of an option to purchase a 5% secured convertible promissory note in the principal amount of $10,000,000, exercisable at any time within nine (9) months following the date of the Second Closing (the “Option Note,” and together with the Amended Second Note, the “Notes”).

Pursuant to the Amendment, on April 29, 2008, the date of the Second Closing:

(i)	the Investors subscribed for, and the Company issued to the Investors, 4,066,706 shares of Common Stock at the price of $1.23 per share for an aggregate purchase price of $5,002,048, as originally contemplated under the Purchase Agreement;

(ii)	the Investors converted all of the principal amount under the First Note (and waived any accrued interest thereon) into 4,065,040 shares of Common Stock at the conversion price per share of $1.23, pursuant to the terms and conditions of the First Note;

(iii)	the Company issued and sold to the Investors, and the Investors purchased from the Company, the Amended Second Note; and

(iv)	the Company granted to the Investors an option to purchase the Option Note, which option is exercisable by the Investors at any time within nine (9) months following the date of the Second Closing.

SCHEDULE 13D	Page 11 of 19 Pages

CUSIP No. 168913101-

The 4,065,040 shares of Common Stock issued upon the conversion of the First Note and the 4,066,706 shares of Common Stock issued by the Company on the Second Closing were allocated among the Investors in accordance with their allocable interest as set forth in the First Note and the Purchase Agreement and as further described below.

The Amended Second Note bears interest at 5% per annum and will mature on April 29, 2011. The principal face amount under the Amended Second Note, together with any interest thereon, convert, at the election of the Investors at any time on or after March 30, 2010 (or such earlier date if the audited consolidated financial statements of the Company for the fiscal year ending December 31, 2009 are available on a date prior to March 30, 2010) and prior to the later of the maturity date of the Amended Second Note or the date on which the principal amount and any accrued interest thereon under the Amended Second Note are paid in full. The Amended Second Note is convertible into Common Stock at a conversion price that is tied to the after-tax net profits of the Company for the fiscal year ending December 31, 2009 and subject to certain anti-dilution adjustments, as described in the Amended Second Note.

The Investors have an option to purchase the Option Note for the principal face amount of $10,000,000, which option is exercisable by the Investors at any time within nine (9) months following the date of the Second Closing. Should the Investors exercise their right to purchase the Option Note, the Option Note will have terms that are substantially similar to the Amended Second Note, including interest rate, maturity date, conversion rights, conversion price, adjustment events and mechanisms, affirmative and negative covenants, and events of default. The events of default under the Notes include the delisting of the Common Stock from the OTC Bulletin Board, a material breach of the Company’s representations and warranties under the Purchase Agreement or of the Company’s covenants under the Purchase Agreement or Registration Rights Agreement (as defined herein), subject to applicable cure periods. If an event of default were to occur under the Notes, the principal amount and accrued and unpaid interest and all other amounts payable under the Notes would become immediately due and payable, upon demand, and the interest rate under the Notes would increase from 5% to 10% until the event of default is cured. The obligations of the Company under the Notes (in the case of the Option Note, assuming the Option Note is issued) rank senior to all other debt of the Company.

As provided in the Purchase Agreement and pursuant to the terms of the Notes, all of the shares of Common Stock issuable by the Company to the Investors pursuant to the Purchase Agreement (whether through the direct issuance of new shares of Common Stock by the Company or as a result of the conversion of any amounts due under the First Note or the Notes) are allocable among the Investors 95.741% to Asia Growth, and 4.259% to Co-Investment.

A copy of each of the Amendment, the Amended Second Note and the Option Note are filed as Exhibits 2, 3 and 4, respectively, to this Amendment No. 1 to the

SCHEDULE 13D	Page 12 of 19 Pages

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Schedule 13D and are incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.

The source of the purchase price for the Company’s securities was capital contributions from the partners of the Reporting Persons. The aggregate funds used by the Reporting Persons to make the purchases described in this Statement were approximately $15 million.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by replacing the first paragraph contained in Item 4 with the following:

The Reporting Persons purchased the securities reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Company. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other promissory notes, warrants or shares of Common Stock, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Notes or shares of Common Stock which they now own or may hereafter acquire from the Company.

Item 4 is hereby further amended by replacing the paragraphs contained in Item 4(a) with the following:

(a)	The acquisition of additional securities of the Company.

The Investors may, at their election, convert into Common Stock any or all of the principal amount and any accrued interest thereon due under the Amended Second Note, at any time on or after March 30, 2010 (or such earlier date if the audited consolidated financial statements of the Company for the fiscal year ending December 31, 2009 are available on a date prior to March 30, 2010) and prior to the later of April 29, 2011 or the date on which all amounts due under the Amended Second Note are paid in full. The Amended Second Note is convertible into Common Stock at a conversion price that is tied to the after-tax net profits of the Company for the fiscal year ending December 31, 2009 and subject to certain anti-dilution adjustments, as described in the Amended Second Note.

Under the Purchase Agreement (as modified by the Amendment), the Investors have an option to purchase a 5% secured convertible promissory note in the principal amount of $10,000,000 (referred to herein as the “Option Note”), exercisable by the Investors at any time within nine (9) months following the date of the Second Closing. If issued, the principal face amount under the Option Note, together with any interest thereon, shall be convertible into Common Stock, at the election of the Investors at any time on or after March 30, 2010 (or such earlier

SCHEDULE 13D	Page 13 of 19 Pages

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date if the audited consolidated financial statements of the Company for the fiscal year ending December 31, 2009 are available on a date prior to March 30, 2010) and prior to the later of April 29, 2011 or the date on which the principal amount and any accrued interest thereon under the Amended Second Note is paid in full. The Option Note is convertible into Common Stock at a conversion price that is tied to the after-tax net profits of the Company for the fiscal year ending December 31, 2009 and subject to certain anti-dilution adjustments, as described in the Option Note.

Any shares issuable upon the conversion of the Amended Second Note or the Option Note (assuming the Option Note is issued) shall be allocated among the Investors 95.741% to Asia Growth, and 4.259% to Co-Investment, in accordance with the terms and conditions of the Amended Second Note and the Option Note, as the case may be.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) and (b) with the following:

(a) See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding Common Stock owned by the Reporting Persons. The percentage ownership is calculated based on 36,425,094 shares of Common Stock issued and outstanding as of April 29, 2008, as reported directly by the Company to the Reporting Persons.

Asia Growth and Co-Investment are the record owners of 7,785,415 and 346,331 shares of Common Stock, respectively. CAGP General Partner, L.P. is the general partner of both Asia Growth and Co-Investment. CAGP General Partner, L.P. may, by virtue of it being the general partner of Asia Growth and Co-Investment, be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. CAGP General Partner, L.P. disclaims beneficial ownership of such securities and this Statement shall not be deemed an admission that CAGP General Partner, L.P. is the beneficial owner of, or has any pecuniary interest in, such securities for any purposes. The sole general partner of CAGP General Partner, L.P. is CAGP Ltd., a limited company that is wholly owned by TC Group Cayman, L.P. The sole general partner of TC Group Cayman, L.P. is TCG Holdings Cayman, L.P. Carlyle Offshore Partners II, Ltd. is the sole general partner of TCG Holdings Cayman, L.P. Each of CAGP Ltd., TC Group Cayman, L.P., TCG Holdings Cayman, L.P., and Carlyle Offshore Partners II, Ltd. may, by virtue of being the owner or general partner, as the case may be, of CAGP General Partner, L.P., CAGP Ltd., TC Group Cayman, L.P., and TCG Holdings Cayman, respectively, be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. CAGP Ltd., TC Group Cayman, L.P., TCG Holdings Cayman, L.P., and Carlyle Offshore Partners II, Ltd. each disclaims beneficial ownership of such securities and this Statement shall not be deemed an admission that such person is

SCHEDULE 13D	Page 14 of 19 Pages

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the beneficial owner of, or has any pecuniary interest in, such securities for any purpose.

William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Allan M. Holt, Jeffrey W. Ferguson and Bruce E. Rosenblum, as the directors of Carlyle Offshore Partners II, Ltd., may be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. Such persons disclaim beneficial ownership of such securities and this Statement shall not be deemed an admission that such persons are the beneficial owners of, or have any pecuniary interest in, such securities for any purpose.

(b) See items 7 through 10 of the cover pages to this Statement for the number of shares of Common Stock owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Asia Growth and Co-Investment have the power to vote or direct the vote and to dispose or direct the disposition of 7,785,415 and 346,331 shares of Common Stock, respectively. CAGP General Partner, L.P., CAGP Ltd., TC Group Cayman, L.P., TCG Holdings Cayman, L.P., Carlyle Offshore Partners II, Ltd., and Messrs. Conway, D’Aniello, Rubenstein, Holt, Ferguson and Rosenblum may, by virtue of its or their ownership interest in the Investors, CAGP General Partner, L.P., CAGP Ltd., TC Group Cayman, L.P., TCG Holdings Cayman, L.P., and Carlyle Offshore Partners II, Ltd., respectively, be deemed to share with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 8,131,746 shares of Common Stock. Such persons disclaim such power to vote or direct the vote or power to dispose or direct the disposition of such shares for all other purposes.

Item 5 is hereby further amended by adding the following to Item 5(c):

Pursuant to the Amendment, on April 29, 2008:

(i)	the Investors subscribed for, and the Company issued to the Investors, 4,066,706 shares of Common Stock at the price of $1.23 per share for an aggregate purchase price of $5,002,048;

(ii)	the Investors converted all of the principal amount under the First Note (and waived any accrued interest thereon) into 4,065,040 shares of Common Stock at the conversion price per share of $1.23, pursuant to the terms and conditions of the First Note;

(iii)	the Company issued and sold to the Investors, and the Investors purchased from the Company, a 5% secured convertible promissory note in the principal amount of $5,000,000; and

(iv)	the Company granted to the Investors an option to purchase a 5% secured convertible promissory note in the principal amount of $10,000,000, exercisable by the Investors at any time within nine (9) months following April 29, 2008, the date of the Second Closing.

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Except as disclosed herein, none of the Reporting Persons have effected any transactions in the Company’s securities during the preceding sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Item 6 is hereby amended by adding the following paragraph at the end thereof:

Amendment to Securities Purchase Agreement.

On April 29, 2008 the Company and the Investors executed the Amendment in order to restructure the transactions contemplated under the Purchase Agreement. The Amendment restructured the obligation of the Company to issue and sell, and the Investors to purchase the Second Note at the Third Closing in favor of providing for the issuance and sale of the Amended Second Note at the Second Closing, and the Company’s grant to the Investors of an option to purchase the Option Note, exercisable at any time within nine (9) months following the date of the Second Closing.

The Amended Second Note bears interest at 5% per annum and will mature on April 29, 2011. The principal face amount under the Amended Second Note, together with any interest thereon, convert into Common Stock, at the election of the Investors at any time on or after March 30, 2010 (or such earlier date if the audited consolidated financial statements of the Company for the fiscal year ending December 31, 2009 are available on a date prior to March 30, 2010) and prior to the later of the maturity date of the Amended Second Note or the date on which the principal amount and any accrued interest thereon under the Amended Second Note are paid in full. The Amended Second Note is convertible into Common Stock at a conversion price that is tied to the after-tax net profits of the Company for the fiscal year ending December 31, 2009 and subject to certain anti-dilution adjustments, as described in the Amended Second Note.

Pursuant to the Amendment, the Investors have an option to purchase the Option Note for the principal face amount of $10,000,000, which option is exercisable by the Investors at any time within nine (9) months following April 29, 2008, the date of the Second Closing. Should the Investors exercise their right to purchase the Option Note, the Option Note will have terms that are substantially similar to the Amended Second Note, including interest rate, maturity date, conversion rights, conversion price, adjustment events and mechanisms, affirmative and negative covenants, and events of default.

As provided in the Purchase Agreement and pursuant to the terms of the Notes, all of the shares of Common Stock issuable by the Company to the Investors pursuant to the Purchase Agreement (whether through the direct issuance of new shares of Common Stock by the Company or as a result of the conversion of any amounts due under the First Note or the Notes) are allocable among the Investors 95.741% to Asia Growth, and 4.259% to Co-Investment.

SCHEDULE 13D	Page 16 of 19 Pages

CUSIP No. 168913101-

A copy of each of the Amendment, the Amended Second Note and the Option Note are filed as Exhibits 2, 3 and 4, respectively, to this Amendment No. 1 to the Schedule 13D and are incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Description

1	Joint Filing Agreement, dated as of November 26, 2007, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on November 26, 2007).

2	Form of Amendment to Stock and Notes Purchase Agreement, dated as of April 29, 2008, by and among China Recycling Energy Corporation, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on April 30, 2008).

3	Form of $5 Million Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on April 30, 2008).

4	Form of $10 Million Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on April 30, 2008).

SCHEDULE 13D	Page 17 of 19 Pages

CUSIP No. 168913101-

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 29, 2008

CARLYLE OFFSHORE PARTNERS II, LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TCG HOLDINGS CAYMAN, L.P.

By: CARLYLE OFFSHORE PARTNERS II, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC GROUP CAYMAN, L.P.

By: TCG HOLDINGS CAYMAN, L.P., as its general partner

By: TCG HOLDINGS CAYMAN, L.P., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAGP, LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.

By: CAGP, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

SCHEDULE 13D	Page 18 of 19 Pages

CUSIP No. 168913101-

CARLYLE ASIA GROWTH PARTNERS III, L.P.

By: CAGP GENERAL PARTNER, L.P., as its general partner

By: CAGP, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAGP III CO-INVESTMENT, L.P.

By: CAGP GENERAL PARTNER, L.P., as its general partner

By: CAGP, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

SCHEDULE 13D	Page 19 of 19 Pages

CUSIP No. 168913101-

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated as of November 26, 2007, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on November 26, 2007).

2	Form of Amendment to Stock and Notes Purchase Agreement, dated as of April 29, 2008, by and among China Recycling Energy Corporation, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on April 30, 2008).

3	Form of $5 Million Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on April 30, 2008).

4	Form of $10 Million Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on April 30, 2008).